Exhibit 99(d)

FLORIDA POWER & LIGHT COMPANY

Certification Of Periodic Report

I, Moray P. Dewhurst, Senior Vice President, Finance and Chief Financial Officer of Florida Power & Light Company ("FPL"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Quarterly Report on Form 10-Q of FPL for the quarterly period ended September 30, 2002 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of FPL.

Dated: November 12, 2002


MORAY P. DEWHURST
Moray P. Dewhurst
Senior Vice President, Finance
and Chief Financial Officer
